UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 9)

LADISH COMPANY, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

505754200
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 26, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 505754200  Page 2 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       3,180,778
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          3,180,778
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,180,778 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

23.2%

14. Type of Reporting Person (See instructions)

BD, PN

Schedule 13D/A

CUSIP No. 505754200  Page 3 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Corporation
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,180,778
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,180,778

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,180,778 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

23.2%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 505754200  Page 4 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

USA
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,180,778
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,180,778

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,180,778 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

23.2%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 505754200  Page 5 of 5 Pages

The undersigned, Grace Brothers, Ltd. ("Grace") hereby amends its Schedule 13D as filed on October 19, 1999 and as previously amended (the "Schedule 13D") relating to the Common Stock of Ladish Co., Inc. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D, as previously amended, remains unchanged.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

a. Grace beneficially owns an aggregate of 3,180,778 shares of Common Stock, constituting 23.2% of all of the outstanding shares of Common Stock. Grace currently holds the following securities of the Issuer:

3,180,778 shares of Common Stock.

c. The transactions effected by the Filer during the past sixty (60) days are set forth on Schedule A.

SIGNATURE

Each of the Filers, after reasonable inquiry and to the best of each of their individual knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2005

GRACE BROTHERS, LTD.



By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner


SPURGEON CORPORATION



By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President


BRADFORD T. WHITMORE, individually



By: /s/ Bradford T. Whitmore

SCHEDULE A

TRADE ACTIVITY FOR LADISH CO. INC. EFFECTED BY
GRACE BROTHERS, LTD. FOR THE PERIOD ENDING AUGUST
3, 2005.

                           Amount of
                           Shares       Price per
Date         Security       (Sold)       Share
07/26/05     Common Stock      500       16.14
07/26/05     Common Stock    4,500       16.1322
07/26/05     Common Stock   14,200       16.05
07/26/05     Common Stock    7,800       16.046
07/26/05     Common Stock    5,000       15.972
07/26/05     Common Stock      100       16.0
07/26/05     Common Stock    7,600       15.9095
07/26/05     Common Stock    1,300       15.9446
07/26/05     Common Stock      200       15.90
07/26/05     Common Stock    2,293       15.91
07/26/05     Common Stock    5,400       15.92
07/26/05     Common Stock    5,000       15.9192
07/26/05     Common Stock    6,000       15.9148
07/26/05     Common Stock    6,200       15.8961
07/26/05     Common Stock      500       15.894
07/26/05     Common Stock    1,223       15.89
07/26/05     Common Stock    4,700       15.88
07/26/05     Common Stock   10,600       15.86
07/26/05     Common Stock    3,586       15.8598
07/26/05     Common Stock   23,300       15.85
07/26/05     Common Stock    2,000       15.84
07/26/05     Common Stock    3,000       15.83
07/26/05     Common Stock   11,400       15.81
07/26/05     Common Stock   10,700       15.80
07/26/05     Common Stock    1,000       15.755
07/26/05     Common Stock    5,200       15.5102
07/26/05     Common Stock    5,600       15.5002
07/26/05     Common Stock   32,000       15.5
07/26/05     Common Stock      700       15.48
07/26/05     Common Stock    5,400       15.46
07/26/05     Common Stock    1,800       15.4
07/27/05     Common Stock    1,000       16.15
07/27/05     Common Stock      500       16.13
07/27/05     Common Stock    1,000       16.054
07/27/05     Common Stock      237       16.05
07/27/05     Common Stock      815       16.0
07/27/05     Common Stock      300       15.99
07/27/05     Common Stock    2,958       15.97
07/27/05     Common Stock      300       15.9467
07/27/05     Common Stock    1,000       15.942
07/27/05     Common Stock    5,100       15.91
07/27/05     Common Stock      100       15.90
07/27/05     Common Stock    1,100       15.88
07/27/05     Common Stock      100       15.87
07/27/05     Common Stock      100       15.864
07/27/05     Common Stock      900       15.86
07/27/05     Common Stock    3,600       15.85
07/27/05     Common Stock    4,000       16.0025
07/27/05     Common Stock    5,700       15.84
07/27/05     Common Stock      700       15.83
07/27/05     Common Stock      657       15.8291
07/27/05     Common Stock      900       15.82
07/27/05     Common Stock    1,000       15.816
07/27/05     Common Stock      699       15.81
07/27/05     Common Stock    6,100       15.80
07/27/05     Common Stock      200       15.795
07/27/05     Common Stock    2,500       15.79
07/27/05     Common Stock      300       15.7833
07/27/05     Common Stock      500       15.782
07/27/05     Common Stock    2,301       15.78
07/27/05     Common Stock    5,978       15.77
07/27/05     Common Stock   14,400       15.76
07/27/05     Common Stock    1,000       15.75
07/27/05     Common Stock       67       15.71
07/27/05     Common Stock      400       15.70
07/28/05     Common Stock   28,884       15.90
07/28/05     Common Stock      200       15.77
07/28/05     Common Stock    1,664       15.75
07/28/05     Common Stock    4,681       15.7449
07/28/05     Common Stock    1,569       15.7194
07/28/05     Common Stock      100       15.71
07/28/05     Common Stock      571       15.70
08/01/05     Common Stock    6,700       16.13
08/01/05     Common Stock    1,900       15.75
08/02/05     Common Stock      400       16.06
08/02/05     Common Stock      500       16.056
08/02/05     Common Stock    2,000       15.93
08/02/05     Common Stock    3,000       15.92
08/02/05     Common Stock   20,000       15.9257
08/02/05     Common Stock    2,600       15.90
08/02/05     Common Stock   15,000       15.8848
08/02/05     Common Stock    3,300       15.8694
08/02/05     Common Stock      200       15.86
08/02/05     Common Stock    1,200       15.85
08/02/05     Common Stock    2,300       15.81
08/02/05     Common Stock      200       15.80
08/02/05     Common Stock   26,000       15.71
08/02/05     Common Stock    7,100       15.70
08/03/05     Common Stock    2,529       16.12
08/03/05     Common Stock   21,500       16.05
08/03/05     Common Stock   25,095       16.0
08/03/05     Common Stock      200       15.90
08/03/05     Common Stock      400       15.85
